UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Blue Owl Capital Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

09581B103

(CUSIP Number)

September 20, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 09581B103

1	NAMES OF REPORTING PERSONS Koch Companies Defined Benefit Master Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 28,799,854
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 28,799,854
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,799,854
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.24%
12	TYPE OF REPORTING PERSON EP

CUSIP: 09581B103

1	NAMES OF REPORTING PERSONS Koch Industries, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 35,967,671(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 35,967,671(1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,967,671(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.29%
12	TYPE OF REPORTING PERSON CO

(1)

Represents (i) 7,167,817 shares of Class A Common Stock of Issuer held by Koch Financial Assets III, LLC (“KFA”) and (ii) 28,799,854 shares of Class A Common Stock of Issuer held by Koch Companies Defined Benefit Master Trust (“Koch Pension”). Koch Industries, Inc. (“Koch Industries”) may be deemed to beneficially own the Issuer securities beneficially owned by (i) KFA as a result of its 100% ownership of KFA and (ii) the Koch Pension because of the involvement of certain of Koch Industries’ employees on Koch Pension’s investment committee.

CUSIP: 09581B103

Item 1(a). Name of Issuer: Blue Owl Capital Inc. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Officers: 399 Park Avenue, 38th Floor, New York, NY 10022

Item 2(a). Name of Person Filing:

Koch Companies Defined Benefit Master Trust (“Koch Pension”)

Koch Industries, Inc. (“Koch Industries”)

(Each a “Reporting Person,” and collectively, the “Reporting Persons”).

Item	2(b). Address or Principal Business Office or, if None, Residence:

The principal business office for all Reporting Persons filing is:

4111 E. 37th Street North

Wichita, KS 67220

Item 2(c). Citizenship: See Item 4 of each cover page.

Item 2(d). Title of Class of Securities: Class A Common Stock, par value $0.0001 per share (the “Public Shares”)

Item 2(e). CUSIP No.: 09581B103.

Item 3. If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a: Not applicable.

Item 4. Ownership.

(a) Amount beneficially owned: See Item 9 of each cover page.

(b) Percent of class: See Item 11 of each cover page. Calculated using 320,005,258 Public Shares outstanding as of August 9, 2021, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on August 12, 2021, together with 29,701,013 Public Shares newly issued on September 20, 2021, inclusive of those reported herein by the Reporting Persons, as reported in the Current Report on Form 8-K filed by the Issuer on September 20, 2021.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Item 5 of each cover page.

(ii)	Shared power to vote or to direct the vote: See Item 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of each cover page.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of each cover page.

Koch Industries may be deemed to beneficially own the Public Shares held by KFA by virtue of Koch Industries’ 100% ownership of KFA. Koch Industries may be deemed to beneficially own the Public Shares held by the Koch Pension by virtue of the involvement of certain of Koch Industries’ employees on Koch Pension’s investment committee.

The filing of this Schedule 13G shall not be construed as an admission that Koch Industries is, for purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any Public Shares beneficially owned by the Koch Pension and covered by this Schedule 13G. Koch Industries disclaims beneficial ownership of the Public Shares beneficially owned by the Koch Pension.

The Reporting Persons do not admit that they constitute a group. Each of the Reporting Persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purpose of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.

CUSIP: 09581B103

Item 5. Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP: 09581B103

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2021

Koch Companies Defined Benefit Master Trust

	By:	Koch Industries, Inc.
Its Sponsor

	By:	/s/ Randall A. Bushman
	Name:	Randall A. Bushman
	Title:	Vice President – Pension Management

Koch Industries, Inc.

	By:	/s/ Raffaele G. Fazio
	Name:	Raffaele G. Fazio
	Title:	Assistant Secretary

CUSIP: 09581B103

EXHIBIT INDEX

Exhibit Number	Title

99.1	Joint Filing Agreement